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                           August 16, 2023

       Arthi Chakravarthy
       Chief Legal Officer
       Enovix Corp
       3501 W. Warren Avenue
       Fremont, California 94538

                                                        Re: Enovix Corp
                                                            Registration
Statement on Form S-3
                                                            Filed on August 9,
2023
                                                            File No. 333-273858

       Dear Arthi Chakravarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Matthew Hemington